(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number :
CUSIP Number :

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Openwave Systems Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2100 Seaport Boulevard

Address of Principal Executive Office (Street and Number)

Redwood City, California 94063

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Openwave Systems Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as soon as practicable, but does not currently expect that it will be filed before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

As previously announced, the Company’s Board of Directors has formed a special committee (the “Special Committee”) to investigate the Company’s practices related to stock option grants to officers and directors, and related matters. On October 4, 2006, the Company announced an update of the ongoing stock option investigation. The Special Committee has not found evidence that leads it to conclude that there was fraud or manipulation in the granting of options. While the investigation has not yet been completed, the Special Committee has determined that the measurement dates for financial accounting purposes for certain stock option grants differ from recorded grant dates for certain awards and will likely cause the Company to restate its financial statements. Based on the work of the Special Committee, on October 2, 2006, the Company concluded that all financial statements previously issued by the Company should no longer be relied upon. The Company’s management and the Special Committee have discussed this matter with KPMG, the Company’s independent registered public accounting firm. As a result, the Company is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2006 by the prescribed filing date of November 9, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harold L. Covert, Executive Vice President and Chief Financial Officer (Name)	(650) (Area Code)	480-8000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 26, 2006, the Company announced preliminary unaudited results for the fiscal quarter ended September 30, 2006. Revenues for its first fiscal quarter ended September 30, 2006 were $91.2 million, compared with $103.3 million during the September quarter in the preceding year.

As stated in Part III above, due to the Special Committee’s continuing investigation, the Company requires additional time to complete an analysis of the accounting treatment for certain past stock option grants and to determine the extent of corrections, if any, that may be required to its previously reported financial results. Accordingly, the Company is unable to estimate the amount of any changes to the results of its operations for the quarter ended September 30, 2006 compared to the prior year’s quarter.

Except for the historical information contained herein, the matters set forth in this Form 12b-25, including statements with respect to expectations regarding the timing of filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the timing and outcome of the Special Committee’s review and the conclusions of the Special Committee resulting from that review, actions that may be taken or required as a result of the review, and actions by the Securities and Exchange Commission or other regulatory agencies as a result of their review of the Company’s stock option practices. In particular, the Company will likely be required to make adjustments to financial results previously reported for certain prior periods, as a result of the Special Committee’s review. Those adjustments could have a material adverse effect on the Company’s results of operations for those periods. When the review is complete and the Company files its Form 10-Q, the financial statements may differ from the results disclosed in this Form 12b-25, not only as a result of any required adjustments resulting from the review, but also because judgments and estimates that management used in preparing the financial results reported in this Form 12b-25 may need to be updated to the date of the filing. For other factors that could cause the Company’s results to vary from expectations, please see the section titled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 and other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to revise or update publicly any forward-looking statement in this Form 12b-25, except as otherwise required by law.

Openwave Systems Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2006	By	/s/ Harold L. Covert
Harold L. Covert
Executive Vice President and Chief Financial Officer

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